UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 1)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN REALTY CAPITAL NEW YORK CITY, REIT, INC.
(Name of Subject Company)

AMERICAN REALTY CAPITAL NEW YORK CITY, REIT, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
02918L100
(CUSIP Number of Class of Securities)
Edward M. Weil, Jr.
Executive Chairman, Chief Executive Officer, President, and Secretary
American Realty Capital New York City REIT, Inc.
405 Park Avenue, 4th Floor
New York, New York 10022
(212) 415-6500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
with copies to :
Peter M. Fass, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 (212) 969-3000	Michael J. Choate, Esq. Proskauer Rose LLP Three First National Plaza 70 West Madison, Suite 3800 Chicago, Illinois 60602 (312) 962-3567
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION
This Amendment No. 1 (this “Amendment”) amends and supplements Items 1, 4, 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by American Realty Capital New York City REIT, Inc., a Maryland corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on February 6, 2018 (together with any amendments and supplements thereto, including this Amendment, the “Schedule 14D-9”). The Schedule 14D-9 relates to a tender offer (the “Offer”) by Comrit Investments 1, Limited Partnership (the “Offeror”) to purchase up to 1,600,000 shares of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of American Realty Capital New York City REIT, Inc., a Maryland corporation (the “Company”), at a price equal to $16.02 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offeror with the SEC, as originally filed on January 29, 2018 and as amended on February 12, 2018 (the “Offer to Purchase”). Pursuant to this amendment, the Offeror (i) increased the purchase price per share from $14.68 to $16.02, and (ii) extended the expiration date of the Offer from March 6, 2018 to March 20, 2018.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as indicated below.
AS DISCUSSED BELOW, THE COMPANY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS (THE “STOCKHOLDERS”) NOT TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.
Item 2.   Identity and Background of Filing Person.
Item 2 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph thereof with the following:
“This Schedule 14D-9 relates to the Offer by the Offeror pursuant to which the Offeror has offered to purchase, subject to certain terms and conditions, up to 1,600,000 shares of Common Stock at a price equal to $16.02 per share pursuant to its Offer to Purchase. Unless the Offer is extended by the Offeror, the Offer will expire at 11:59 p.m., Eastern Time, on March 20, 2018.”
Item 4.   The Solicitation or Recommendation.
Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The first paragraph under the heading “Solicitation or Recommendation” is hereby replaced with the following:
“On February 6, 2018, the Company commenced a tender offer, which was amended on February 22, 2018 (the “Company Offer”). Pursuant to the Company Offer, the Company is offering to purchase up to 1,600,000 shares of Common Stock at a price of  $17.03 per share of Common Stock. Although the Company Offer is superior to the Offer, for the reasons discussed below, the Company’s board of directors (the “Board”) unanimously recommends that stockholders NOT tender their shares of Common Stock pursuant to the Company Offer or the lower Offer.”
The first paragraph under the heading “Reasons for the Recommendation” is hereby replaced with the following:
“The Board has evaluated the terms of both the Offer and the Company Offer and notes that, although the Company Offer is at a higher price than the Offer, the price in both offers is significantly less than the estimated per-share net asset value of Common Stock (“Estimated Per-Share NAV”) of  $20.26 per share as of June 30, 2017, which was approved by the Board. The price of the Offer is 21% less than Estimated Per-Share NAV, and the price of the Company Offer is 16% less than Estimated Per-Share NAV. For a full description of the methodologies and assumptions, as well as certain qualifications, used to value the Company’s assets and liabilities in connection with the calculation of Estimated Per-Share NAV, see the Company’s Current Report on Form 8-K dated October 27, 2017 filed with the SEC. As noted therein, because shares of Common Stock are not listed on a national securities exchange and there is no established trading market for shares of Common Stock, Estimated Per-Share NAV does not represent the: (i) the price at which shares of Common Stock would trade at on a national securities exchange or a third party would pay for the Company, (ii) the amount a stockholder would obtain if he or she tried to sell his or her shares of Common Stock or (iii) the amount stockholders would receive if the Company liquidated its assets and distributed the proceeds after paying all of its expenses and liabilities. Further, the Estimated Per-Share NAV was calculated as of a specific date, and the value of shares of Common Stock will fluctuate over time as a result of, among other things, developments related to individual assets, changes in the real estate and capital markets, acquisitions or dispositions of assets, monthly distributions to stockholders and the distribution of proceeds from the sale of real estate to stockholders.”
The last paragraph under the heading “Reasons for the Recommendation” is hereby replaced with the following:
“More information about the recommendation of the Board with respect to the Company Offer is included in the Company’s Tender Offer Statement on Schedule TO related to the Company Offer (as amended, the “Schedule TO”). Each stockholder must make his or her own decision whether to tender shares, and if so, how many shares to tender. The Schedule TO, which is incorporated herein by reference, contains important information. Stockholders are urged to evaluate carefully all information in the Offer and the Schedule TO, including the offer to purchase and other information incorporated therein by reference, and consult their own investment and tax advisors and make their own decisions whether to tender or refrain from tendering their shares of Common Stock.”
Item 8.   Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph under the heading “Company Offer” with the following:
“On February 6, 2018, the Company commenced the Company Offer for up to 1,935,484 shares of Common Stock at a price of  $15.50 per share of Common Stock, with an expiration date of March 6, 2018. On February 22, 2018, the Company amended the Company Offer to (i) increase the purchase price per share in the Company Offer from $15.50 to $17.03, (ii) decrease the number of shares the Company is offering to purchase pursuant to the Company Offer from 1,935,484 to 1,600,000 shares, and (iii) extend the expiration date in the Company Offer from March 6, 2018 to March 20, 2018. The Company is making the Company Offer in response to the Offer.”
Item 9.   Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:
Exhibit	Description
(a)(4)	Schedule TO/A filed by the Company with the SEC on February 22, 2018, incorporated by reference herein
(a)(5)*	Letter to Stockholders, dated February 22, 2018
(a)(6)*	Press Release, dated February 22, 2018

*
Filed herewith

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 22, 2018
By:
/s/ Edward M. Weil, Jr.

Name: Edward M. Weil, Jr.
Title: Executive Chairman, Chief Executive Officer, President, and Secretary